Filed by Kookmin Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Kookmin Bank

Commission File No. 001-15258

Date: March 20, 2008

Important Information

In connection with its proposed establishment of a financial holding company, Kookmin Bank will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Kookmin Bank on the Investor Relations section of its website at www.kbstar.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Kookmin Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Kookmin Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Kookmin Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Kookmin Bank, including on Form 20-F and on the Form F-4 that Kookmin Bank will file with the SEC. Kookmin Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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The following press release was made by Kookmin Bank on March 20, 2008.

Kookmin Bank’s Board of Directors Resolves to Apply for Preliminary Authorization Regarding Establishment of Financial Holding Company

Kookmin Bank (the “Bank”) disclosed that its Board of Directors, in a meeting on March 20, 2008, resolved to apply for preliminary authorization regarding the proposed establishment of a financial holding company, tentatively to be called KB Financial Group Co., Ltd. The draft preliminary authorization application approved by the Board of Directors of the Bank includes discussion on significant current matters and a three-year future business plan for KB Financial Group. Subject to the required domestic and overseas processes (including preliminary authorization from the Financial Services Commission) proceeding as planned, and upon the final approval of the Financial Services Commission, it is anticipated that KB Financial Group will be established in September 2008 as the fifth financial holding company to be established in Korea.

KB Financial Group is expected to have eight subsidiaries, including Kookmin Bank, KB Real Estate Trusts, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures, and KB Investment & Securities, upon its establishment.

Prior to filing the preliminary authorization application, the Bank launched KB Investment & Securities (formerly Hannuri Investment & Securities) on March 11, 2008 and entered the securities business as part of the Bank’s efforts to spur its growth as a comprehensive financial services provider through the enhancement of its non-banking portfolio.

Meanwhile, the Bank plans to explore a spin-off of its credit card division within one year from the establishment of KB Financial Group, with the aim of providing a new platform for growth of its credit card business and to enhance the non-banking portfolio and to maximize synergies of the KB Financial Group.

The Bank further states that KB Financial Group aims to establish an infrastructure to maximize synergies, reinforce the Bank’s core competencies, transform into comprehensive financial services provider and expand its overseas business, in order to achieve value growth as a global financial group and to present an optimal operating model of a financial holding company.

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